UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-37363

(Commission File Number)

Enviva Inc.

(Exact name of registrant as specified in its charter)

7272 Wisconsin Ave.

Suite 1800

Bethesda, MD 20814

(301) 657-5560

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests of Enviva Partners, LP

(Title of each class of securities covered by this Form)

Common stock, par value $0.001 per share, of Enviva Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Explanatory Note: Effective at 9:31 a.m. (Eastern Time) on December 31, 2021 (the “Effective Time”), Enviva Partners, LP (the “Partnership”) converted from a Delaware limited partnership to a Delaware corporation named Enviva Inc. (the “Corporation” and such conversion, the “Conversion”). At the Effective Time, each common unit representing a limited partner interest in the Partnership (the “Common Units”) outstanding immediately prior to the Effective Time was exchanged for one issued and outstanding, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Partnership and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date: Common Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Enviva Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 10, 2022	ENVIVA INC.

		By:	/s/ Jason E. Paral
		Name:	Jason E. Paral
		Title:	Vice President, Associate General Counsel, and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.